UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67360

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NC Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 Piccard Drive
(No. and Street)

Rockville (City) Maryland (State) 20850 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darren Womer (240) 988-1296
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flynn & Company, Inc.
(Name – *if individual, state last, first, middle name*)

7800 E. Kemper Road (Address) Cincinnati (City) Ohio (State) 45249 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Darren Womer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NC Securities, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JASMIN LEBROCK NOTARY PUBLIC EXP. 5-30-2023 MONTGOMERY COUNTY, MARYLAND

Darren S. Womer

Signature

President and CCO

Title

Jasmin Lebrock

Notary Public

Name: Jasmin Lebrock
Expiration: 05/30/2023

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NC SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2020

NC SECURITIES, LLC

FINANCIAL STATEMENTS
DECEMBER 31, 2020

TABLE OF CONTENTS

Flynn&
Company
CPAs & Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
NC Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of NC Securities, LLC as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of NC Securities, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of NC Securities, LLC's management. Our responsibility is to express an opinion on NC Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to NC Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of NC Securities, LLC's financial statements. The supplemental information is the responsibility of NC Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Flynn & Company, Inc.

We have served as NC Securities, LLC's auditor since 2015.
February 26, 2021

7800 E. Kemper Road, Suite 150 | Cincinnati, OH 45249 | P. 513.530.9200 | F. 513.530.0555 | www.flynncocpa.com

NC SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

Current assets		
Cash	$	12,360
Prepaid Expenses		4,775
Total assets	$	17,135

LIABILITIES AND MEMBER'S EQUITY

Current liabilities		
	$	-0-
Member's equity		17,135
Total liabilities and member's equity	$	17,135

See independent auditor's report and notes to financial statements

NC SECURITIES, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2020

Revenue	$ 193,315
Compensation Expenses	173,984
Regulatory Fees	3,909
Overhead allocation and Labor	2,400
Other expenses	9,839
Total operating expenses	190,132
Net Profit	$ 3,183

See independent auditor's report and notes to financial statements

NC SECURITIES, LLC

STATEMENT OF MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2020

Balance, beginning of year	$	9,452
Net Profit for the year		3,183
Capital contributions for the year		8,400
Distributions to Parent company		(3,900)
Balance, end of year	$	17,135

See independent auditor's report and notes to financial statements

NC SECURITIES, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2020

Cash flows from operating activities	
Net Profit	$ 3,183
Decrease in Accounts Receivable	3,033
Increase in Prepaid Expenses	(4,775)
Net cash provided by operating activities	1,441
Cash flows from financing activities	
Capital contributions from Parent company	8,400
Distributions to Parent company	(3,900)
Net cash provided by financing activities	4,500
Net increase in cash	5,941
Cash, beginning of year	6,419
Cash, end of year	$ 12,360

See independent auditor's report and notes to financial statements

NC SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020

1. Organization

NC Securities, LLC (the Company) was organized on September 28, 2005, pursuant to the laws of the State of Delaware. On November 16, 2006, the Company became a registered broker/dealer entity under the regulations of FINRA, the Financial Industry Regulatory Authority.

2. Summary of significant accounting policies

Cash and cash equivalents
The Company considers all cash and investment accounts with original maturities of three months or less to be cash equivalents.

Use of accounting estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes
The Company is a limited liability company which is a pass-through entity for Federal and Maryland income tax reporting. Pass-through entities are not subject to Federal income taxes. Most states, including Maryland, also treat pass-through entities consistently with the Federal regulations. Any income or loss of pass-through entities is reported in the tax returns of the owners of the entity.

The Company, as a "single member LLC", is included in the tax return of the Parent company and does not file separate income tax returns. The Company does not have any uncertainties in income taxes nor are there any unrecognized tax benefits to be disclosed as of December 31, 2020.

M&A Advisory Fees
The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

Significant Judgments

Revenue from contracts with customers include fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Related party relationships and transactions

The Company is a wholly-owned by National Capital Company, LLC ("NCC") and was formed to be the broker dealer entity for merger and acquisition transactions entered into by NCC that were deemed to be "sales of securities". Under this arrangement, the Company is dependent on NCC for future revenue, since the Company does not independently market its services.

NCC has funded the formation and operations of the Company through contributions to capital. The Company's ability to continue in business is dependent on NCC's continued capital contributions and/or NCC entering into transactions from which the Company will earn revenue.

NCC provides administrative services to the Company under a Management Services Agreement, as amended, that required monthly charges to the Company by NCC of $100 per month for a total $1200 per year. NCC has agreed that these charges will be funded by a monthly contribution of capital to the Company.

As of December 31, 2020, there are no amounts due to or from NCC.

3. Net capital requirement

The Company is subject to SEC Rule 15c3, which requires the maintenance of minimum net capital in an amount equal to the greater of $5,000 or 1/15 of total aggregate indebtedness. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2020, the Company had net capital of $12,360, which was $7,360 in excess of its required net capital of $5,000. The Company's year-end ratio of aggregate indebtedness to net capital was 0 to 1 as it had no AI on the books.

4. Subsequent events

Except for the Notice of changes to the Company's Membership Agreement provided to FINRA on February 12, 2021 (see Supplemental Information below), Management of the Company has evaluated events or transactions that occurred after December 31, 2020, through February 26, 2021, the date the financial statements were available to be issued and has determined that there are no subsequent events or transactions that should be disclosed in the financial statements.

5. Risk and Uncertainties

In March of 2020, the World Health Organization declared the outbreak of the COVID-19 a pandemic which continues to spread throughout the United States. COVID-19 has caused a severe negative impact on the world economy and has contributed to significant declines and volatility in financial markets. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses, remains unclear at this time. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Management is carefully monitoring the situation and evaluating its options as circumstances evolve.

NC SECURITIES, LLC
Supplementary Information
December 31, 2020

Computation of net capital		
Total ownership equity from Statement of Financial Condition	$	17,135
Deduct ownership equity not allowable for Net Capital		-
Total ownership equity qualified for Net Capital		17,135
Add:		
Liabilities subordinated to claims of general creditors		-
Other allowable credits		-
Deduct:		
Prepaid Expenses		4,775
A/R		-
Total nonallowable assets from Statement of Financial Condition		4,775
Secured demand note deficiency		-
Commodity futures contracts and spot commodities		-
Other deductions and/or charges		-
Less haircuts on securities:		
Contractual securities commitments		-
Subordinated securities borrowings		-
Trading and investment securities		-
Undue concentration		-
Other		
Net capital	**$**	**12,360**
Aggregate indebtedness		
Other accounts payable and accrued expenses	$	-
Items not included in financial statements		-
Aggregate indebtedness	**$**	**-**
Computation of basic net capital requirement		
Minimum net capital required	$	5,000
Excess net capital	$	7,360
Ratio: Aggregate indebtedness to net capital		0 to 1

NC SECURITIES, LLC
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2020

Reconciliation of net capital

There are no material differences between the audited Computation of Net Capital and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2020, and accordingly, no reconciliation is required.

Computation for determination of reserve requirements

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements under Rule 15c3-3" or "Information for Possession or Control Requirements under Rule 15c3-3" as it claims exemption from Rule 15c3-3 as a Non-Covered Firm and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15C3-3).

FINRA MEMBERSHIP AGREEMENT- UPDATE IN PROGRESS

The following notification was uploaded to FINRA Firm Gateway February 12, 2021

NCS currently operates under Rule 15c3-3 (k)(2)(i) and as such does not hold customer funds nor safekeep customer securities. The Firm is authorized to conduct Private Placement of Securities and Merger and Acquisition Advisory Services. Its business will not change under the requested amendment.

Based on the Firm's limited business it has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e). Therefore, in reliance on SEC Release 34-70073, SEC FAQs and other guidance from the SEC, the Firm will not claim an exemption under SEA Rule 15c3-3. The Firm is accordingly requesting its Membership Agreement be updated to reflect its operation under the "Non-Covered Firm" provisions.

Flynn& Company
CPAs & Business Consultants

Report of Independent Registered Public Accounting Firm

To the Shareholders
NC Securities, LLC
Rockville, Maryland

We have reviewed management's statements, included in the accompanying Exemption from Reserve Requirements Under Rule 15c3-3 Report, in which (1) NC Securities, LLC ("the Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:

1. The Company receives transaction-based compensation from private placement, merger and acquisition services and does not receive or hold any customer funds or securities.
2. The Company claimed an exemption as a Non-Covered Firm and (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c-2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).
3. The Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth as a Non-Covered Firm, as defined under the Securities and Exchange Commission's *Frequently Asked Questions Concerning the July 30, 2013 Amendments to the Broker-Dealer Financial Reporting Rule.*

Flynn & Company, Inc.

February 26, 2020

7800 E. Kemper Road, Suite 150 | Cincinnati, OH 45249 | P. 513.530.9200 | F. 513.530.0555 | www.flynncocpa.com

NC SECURITIES, LLC

EXEMPTION FROM RESERVE REQUIREMENTS UNDER RULE 15c3-3

As of December 31, 2020

Nc Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 CFR 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 CF 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. Broker-Dealer receives transaction-based compensation from private placement, merger and acquisition clients and does not receive or hold any customer funds or securities.

   Broker Dealer claimed an exemption as a Non-Covered Firm and (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c-2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

2. The Company has met this exemption for the entire fiscal year ending December 31, 2020 without exception.

Darren S. Womer

Darren Womer
President & CEO

REPORT TO THE MEMBER

NC SECURITIES, LLC

For The Year Ended December 31, 2020

FLYNN & COMPANY, INC.
Certified Public Accountants

Flynn & Company
CPAs & Business Consultants

To the Member
NC Securities, LLC
Rockville, Maryland

We have audited the financial statements of NC Securities, LLC for the year ended December 31, 2020, and have issued our report thereon dated February 26, 2021. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. Professional standards also require that we communicate to you the following information related to our audit.

This communication is intended solely for the information and use of the Member, management and others within the Company and is not intended to be and should not be used by anyone other than these specified parties.

We appreciate the opportunity to be of service to you. If you should have any questions regarding the information contained in this communication, please do not hesitate to contact us.

Very truly yours,

Flynn & Company, Inc.

Flynn & Company, Inc.
February 26, 2021

7800 E. Kemper Road, Suite 150 | Cincinnati, OH 45249 | P. 513.530.9200 | F. 513.530.0555 | www.flynncocpa.com

NC SECURITIES, LLC
SIGNIFICANT AUDIT FINDINGS
FOR THE YEAR ENDED DECEMBER 31, 2020

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing policies was not changed during the year ended December 31, 2020. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by the Company in its 2020 financial statements are described in Note 2 to the financial statements and relate to the policies the Company uses to account for revenue recognition.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material.

Significant Unusual Transactions

For purposes of this letter, professional standards define significant unusual transactions as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Related-party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

NC SECURITIES, LLC
SIGNIFICANT AUDIT FINDINGS
FOR THE YEAR ENDED DECEMBER 31, 2020

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you. We noted no significant issues relating to the quality of the Company's financial reporting.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. The attached schedule summarizes the uncorrected misstatements that we presented to management and the corrected misstatements, other than those that are clearly trivial, that, in our judgment, may not have been detected except through our auditing procedures. In our judgment, none of the misstatements that management has corrected, either individually or in the aggregate, indicate matters that could have a significant effect on the Company's financial reporting process.

Management has determined that the effects of the uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. The uncorrected misstatements or the matters underlying them could potentially cause future period financial statements to be materially misstated, even though, in our judgment, such uncorrected misstatements are immaterial to the financial statements under audit.

Auditor's Report

In connection with the audit of the financial statements, we have provided you a draft of our auditor's report and we have discussed with you.

Exceptions to Exemption Provisions

In connection with our review of the Company's Exemption Report, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

NC SECURITIES, LLC
SIGNIFICANT AUDIT FINDINGS
FOR THE YEAR ENDED DECEMBER 31, 2020

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents Schedule I and Schedule II that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with PCAOB Auditing Standard No. 17, Auditing Supplemental Information Accompanying Audited Financial Statements. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

NC SECURITIES, LLC
MATTERS OF CONSIDERATION FOR MANAGEMENT
FOR THE YEAR ENDED DECEMBER 31, 2020

During our audit, we also became aware of the following matter, which we believe represents an opportunity for strengthening internal controls and operating efficiency of the Company.

Internal Net Capital Calculation

During our testing of the internal net capital calculation we noted that the Company was incorrectly calculating the minimum required net capital due to using the improper balance for equity. The Company was using amounts that did not agree with the internal financial statements' balance for equity. We recommend the Company ensure the internal net capital calculation spreadsheet reflects the correct equity balance in order to properly calculate the minimum net capital.